

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 28, 2016

Via E-mail
Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

Re: **Bristol-Myers Squibb Company**
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 28, 2016
File No. 001-01136

Dear Mr. Bancroft:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Sharon M. Blume

     Sharon M. Blume
     Accounting Branch Chief
     Office of Healthcare and Insurance